Exhibit 2.1

ASSET AND EQUITY INTERESTS PURCHASE AGREEMENT

Dated as of December 11, 2023

Between

NIGHTHAWK BIOSCIENCES, INC.

And

ELUSYS HOLDINGS INC.

TABLE OF CONTENTS

Page(s)

ARTICLE IDEFINITIONS; INTERPRETATION1

Section 1.1Definitions1

Section 1.2Interpretation10

ARTICLE IIPURCHASE AND SALE10

Section 2.1Purchase and Sale of Purchased Assets; Consideration; Royalty Payment; Earn-Out Payments.10

Section 2.2Purchased Assets; Excluded Assets.12

Section 2.3Assumed Liabilities.13

Section 2.4Closing; Closing Deliverables.13

Section 2.5Third Party Consents..14

Section 2.6Consideration Allocation14

ARTICLE IIIREPRESENTATIONS AND WARRANTIES OF SELLER16

Section 3.1Organization, Standing and Power.16

Section 3.2Authority; Noncontravention16

Section 3.3Good Title; Sufficiency of Assets17

Section 3.4Brokers and Other Advisors17

Section 3.5No Other Representations and Warranties17

ARTICLE IVREPRESENTATIONS AND WARRANTIES OF BUYER18

Section 4.1Organization, Standing and Power.18

Section 4.2Authority; Noncontravention18

Section 4.3Capital Resources.19

Section 4.4Investor Representations19

Section 4.5Litigation.20

Section 4.6Brokers and Other Advisors20

Section 4.7Information Supplied20

i

Section 4.8No Reliance; Independent Investigation; As Is, Where Is20

Section 4.9Accredited Investor20

ARTICLE VADDITIONAL AGREEMENTS21

Section 5.1Conduct of Business21

Section 5.2Reasonable Best Efforts.22

Section 5.3Advice of Changes.23

Section 5.4Confidentiality; Privileged Communications.23

Section 5.5Certain Tax Matters.24

Section 5.6Public Announcements.29

Section 5.7Expenses29

Section 5.8Tax Election29

Section 5.9Further Assurances.30

ARTICLE VICONDITIONS PRECEDENT; COVENANTS32

Section 6.1Conditions to Each Party’s Obligations32

Section 6.2Conditions to Obligations of Buyer30

Section 6.3Conditions to Obligations of Seller33

Section 6.4Frustration of Closing Conditions.33

Section 6.5Covenants Post Closing.33

ARTICLE VIITERMINATION36

Section 7.1Termination36

Section 7.2Notice of Termination36

Section 7.3Effect of Termination36

ARTICLE VIIIGENERAL PROVISIONS37

Section 8.1No Survival; Waiver of Claims; Limitation of Damages.37

Section 8.2Rules of Construction.38

Section 8.3Notices38

Section 8.4Consents and Approvals40

Section 8.5Counterparts40

Section 8.6Entire Agreement; No Third-Party Beneficiaries40

Section 8.7Assignment.40

Section 8.8GOVERNING LAW.40

Section 8.9Enforcement40

Section 8.10Severability41

Section 8.11Amendment; Waiver42

Section 8.12Non-Recourse42

Schedules

Schedule 1.1(b)	Elusys Employees
Schedule 2.2(b)	Excluded Assets
Schedule 3.2	Authority; Noncontravention
Schedule 3.3	Good Title; Sufficiency of Assets
Schedule 3.4	Brokers and Other Advisors

Exhibits

Exhibit 1	Form of Convertible Note
Exhibit 2.4(b)(i)	Form of Bill of Sale, Assignment and Assumption Agreement

v

ASSET AND EQUITY INTERESTS PURCHASE AGREEMENT

This Asset and Equity Interests Purchase Agreement (this “Agreement”) dated as of December 11, 2023 is entered into between Elusys Holdings Inc., a Delaware corporation (“Buyer”), and NightHawk Biosciences, Inc., a Delaware corporation (“Seller”). Buyer and Seller are sometimes individually referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties”. Certain capitalized terms used herein have the meanings ascribed to them in Section 1.1.

RECITALS

WHEREAS, Seller desires to sell all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and transfer the Assumed Liabilities to Buyer, and Buyer wishes to purchase from Seller all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and to assume the Assumed Liabilities, upon the terms and subject to the conditions set forth herein.

WHEREAS, in a separate transaction, Buyer desires to acquire from Seller, and Seller desires to issue to Buyer, a convertible promissory note, upon the terms and subject to the conditions set forth therein, which will be due on the first anniversary of its original issue date, in the aggregate amount of $2,250,000, substantially in the form attached hereto as Exhibit 1 (the “Convertible Note”) reflecting the Note Investment, and for the avoidance of doubt, no consideration attributable to the Note Investment is being paid in connection with the sale of the Purchased Assets and assumption of the Assumed Liabilities.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, agreements and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS; INTERPRETATION
Section 1.1Definitions. For purposes of this Agreement, the following terms shall have the corresponding meanings set forth below:

“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or governmental investigation.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person.

“Agreement” has the meaning set forth in the preamble hereof.

“ANTHIM Period” means the period commencing on January 1, 2024 and ending on June 30, 2031.

“Assumed Liabilities” means the Liabilities of the Business (but excluding any Liability arising from the Excluded Assets or the Excluded Taxes), including the Liabilities pursuant to any assumed contracts outstanding as of the Closing Date.

“Assumed Taxes” means any Taxes arising out of, or with respect to, the Purchased Assets for any Post-Closing Tax Period.

“Auditor” has the meaning set forth in Section 2.1(d).

“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 2.4(b)(i).

“Books and Records” means all books, records, files, documents and Tax Returns (other than Combined Tax Returns) related to the Purchased Assets (including, the ability to verify the Royalty Payments, the Regulatory Documentation, research and development records, correspondence and, to the extent not originals, true, accurate and complete copies of all files relating to the chain of title, filing, prosecution, issuance, maintenance, enforcement or defense of any Intellectual Property Rights, including any employee and independent contractor Intellectual Property Rights assignment agreement, confidentiality agreement and non-compete agreement, any written correspondence with any Third Party, including any laboratory and engineering notebooks and manufacturing records, procedures, tests, dosage, criteria for patient selection, study protocols and investigators brochures) in all forms in which they are stored or maintained (whether electronic or otherwise), and all data (including Seller Data) and information included or referenced in any of the foregoing, in each case that are owned or otherwise Controlled by or in the possession of Seller or any of its Affiliates.

“Business” means the business conducted by Elusys, including Exploiting all Intellectual Property Rights related to the anthrax antitoxin known as ANTHIM®, and certain related research and development rights and assets, as currently conducted.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York City are permitted or required by applicable Law to remain closed.

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer Draft Allocation” has the meaning set forth in Section 2.6(a).

“Cash Consideration” has the meaning set forth in Section 2.1(b).

“Closing” has the meaning set forth in Section 2.4(a).

“Closing Date” has the meaning set forth in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Taxes” means any Taxes which are the subject of a Combined Tax Return.

“Combined Tax Return” means any combined, consolidated or unitary Tax Return which includes Elusys on the one hand, and any of Seller or its Subsidiaries (other than Elusys), on the other.

“Commercially Reasonable Efforts” means the efforts that a pharmaceutical company of similar size would reasonably devote to its own product with similar commercial potential at a similar stage in the research, development or commercialization lifecycle, taking into consideration the anticipated profitability and the cost to develop the product.

“Common Stock” means the common stock, $0.0002 par value per share, of the Seller.

“Consideration” has the meaning set forth in Section 2.1(b)(i).

“Consideration Allocation” has the meaning set forth in Section 2.6(a).

“Contracts” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, collaboration agreement, development agreement, distribution agreement, contract research organization agreement or other legally binding contract, agreement, obligation, commitment, arrangement, understanding or instrument, whether oral or written.

“Control” including its various tenses and derivatives (such as “Controlled” and “Controlling”) means (a) when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by Contract or otherwise, (b) when used with respect to any security, the possession, directly or indirectly, of the power to vote, or to direct the voting of, such security or the power to dispose of, or to direct the disposition of, such security and (c) when used with respect to any Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Intellectual Property Rights or to compel another to do so.

“Dollars” or “$” means United States dollars.

“Elusys” means Elusys Therapeutics, Inc., a wholly-owned subsidiary of Seller.

“Elusys Employees” means those persons who are set forth on Schedule 1.1(b).

“Elusys Equity Interests” means the 200,000 shares of common stock, $0.001 par value per share, of Elusys, which are currently issued and outstanding and are held of record by Seller.

“Elusys Merger Agreement” means that certain agreement and plan of merger and reorganization, dated as of December 20, 2021, among the Seller, Heat Acquisition Sub 1, Inc., Elusys Therapeutics, Inc., and Fortis Advisors LLC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.2(b).

“Excluded Taxes” means (i) any Taxes (whether assessed or unassessed) arising out of, or with respect to, the Purchased Assets, the Business, or the Assumed Liabilities for any Pre-Closing Tax Period, (ii) any Taxes of Seller or any of its Affiliates (or for which Seller or any of its respective Affiliates are liable) for any taxable period, including all income Taxes arising in connection with the consummation of the transactions contemplated by this Agreement and the Related Documents and including as a result of the application of “bulk sale” or “bulk transfer” Laws or similar Laws directly as a result of the transactions contemplated by this Agreement and the Related Documents, (iii) any Transfer Taxes that are allocated to Seller pursuant to Section 5.5(a), (iv) Taxes relating to the Excluded Assets for any taxable period, (v) any Taxes of Elusys with respect to any Pre-Closing Tax Period; (vi) any unpaid Taxes of any Person (other than Elusys) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) that are imposed on Elusys by reason of having been a member of an affiliated, combined, consolidated, unitary or similar group with respect to any Pre-Closing Tax Period; and (vii) any unpaid Taxes of any Person (other than Elusys) for which Elusys is liable as a transferee or successor, by contract or other agreement (other than any such contract or agreement entered into in the ordinary course of business the primary purpose of which is not Tax), or under applicable Law, which Taxes relate to an event or transaction occurring before the Closing.

“Exploit” means to make, have made, import, use, sell, offer for sale, or otherwise dispose of, including to research, develop, register, modify, enhance, improve, manufacture, have manufactured, store, formulate, optimize, export, transport, distribute, commercialize, promote, market, have sold or otherwise dispose of. “Exploiting”, “Exploitation” and other forms of the word “Exploit” shall have correlative meanings.

“FDA” means the U.S. Food and Drug Administration.

“GAAP” means the United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any Federal, state, local or foreign government, any court, tribunal, administrative or other governmental agency, department, commission or authority, any Regulatory Authority or any non-governmental self-regulatory agency, commission or authority including without limitation the New York Stock Exchange.

“Governmental Consent” has the meaning set forth in Section 3.2(c).

“IND” means (i) any investigational new drug application relating to a Product filed with the FDA pursuant to 21 C.F.R. Part 312, or any comparable filing made with a Governmental Authority in another country (including the submission to a competent authority of a request for an authorization concerning a clinical trial, as envisaged in Article 9, paragraph 2, of European Directive 2001/20/EC, or any other exemption legitimizing the use of a Product in a clinical investigation), and (ii) all supplements and amendments that may be filed with respect to the foregoing.

“Independent Accounting Firm” means BDO USA, P.A. or a nationally recognized independent accounting firm which has not been engaged by the Sellers or Buyers or any of their respective Affiliates during the three year period ending on the Closing Date that is assigned by the American Arbitration Association.

“Intellectual Property Rights” means all of the following, in each case in any jurisdiction in the world: (a) patents, patent applications, (including in each case any continuation, continuation-in-part, division, renewal, patent term, extension (including any supplemental protection certificate), reexamination or reissue thereof) (collectively, “Patents”); (b) registered and unregistered trademarks, trade dress, trade names, logos, design rights, service marks and any other designation of source or origin, together with the goodwill pertaining to the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”); (c) registered and unregistered copyrights, works of authorship, copyrightable works (published or unpublished) and all applications, registrations and renewals therefor (collectively, “Copyrights”); (d) software, computer programs and applications (whether in source code, object code or other form), algorithms, databases and technology supporting the foregoing, and all error corrections, updates, upgrades, enhancements, translations, modifications, adaptations, further developments and derivative works thereto, and all designs and design documents, technical summaries, documentation (including flow charts, logic diagrams, white papers, manuals, guides and specifications), firmware and middleware associated with the foregoing (collectively, “Software”); and (e) confidential and proprietary technical, scientific, regulatory or other information, designs, ideas, concepts, invention disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, marketing, pricing, distribution, cost and sales information, customer and supplier names and lists, tools, materials, apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, diagrams, flow charts, models, studies, reports, surveys, analyses and other writings (“Know-How”).

“IRS” means the United States Internal Revenue Service.

“Law” means any federal, state, local or foreign constitution, treaty, law, statute, ordinance, rule or regulation (including any written advisory comments or formal interpretation or guidance thereunder), directive, policy, order, writ, award, decree, injunction, judgment, stay or restraining order of any Governmental Authority, the terms of any permit, and any other ruling or decision of, agreement with or by, or any other requirement of, any Governmental Authority.

“Legal Restraints” has the meaning set forth in Section 6.1(b).

“Liabilities” means liabilities, obligations and commitments, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, due or to become due, or otherwise.

“Liability Cap” has the meaning set forth in Section 8.1(b).

“Lien” means any lien (statutory or otherwise), security interest, pledge, hypothecation, mortgage, assessment, lease, claim, levy, charge, or any restriction on use or transfer, or other encumbrance.

“Losses” means all losses, damages, liabilities, obligations, deficiencies, fines, interest, judgments, penalties, Taxes, fees, costs or expenses, including reasonable attorneys’ and other professionals’ fees and expenses and other third-party costs of investigation and defense.

“Marketing Authorization Application” means a New Drug Application or Biologics License Application, each as defined in the Act, and any corresponding foreign application, registration or certification granted by a Governmental Authority, including any supplements, amendments or modifications submitted to or required by any Governmental Authority, necessary or reasonably useful to commercialize and market a Product in a particular country or group of countries, but not including pricing and reimbursement approvals.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate would reasonably be expected to result in, or has resulted in, any change or effect, that is materially adverse to the Business or the Purchased Assets; provided that, for purposes of this definition, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change, effect, event, occurrence, state of facts or development relating to the economy in general in the United States or in any other jurisdiction in which the Seller has operations or conducts business, so long as the effects do not disproportionately impact the Business, (ii) any change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the pharmaceutical industry so long as the effects do not disproportionately impact the Business but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a Material Adverse Effect has occurred, (iii) any failure by Seller to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any effect causing or contributing to any such failure to meet projections or predictions may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) the execution, delivery, public announcement or performance of this Agreement, (v) earthquakes, hurricanes, tornadoes, natural disasters, epidemics, pandemics, disease outbreaks (including the COVID-19 virus) or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof (other than any of the foregoing that causes any material damage or destruction to or renders unusable any material Purchased Assets, (vi) any effect that results from any action taken at the prior written request of Buyer or with Buyer’s prior written consent, or (vii) changes in Law or GAAP or any interpretation thereof so long as the effects do not disproportionately impact the Business but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“Note Investment” means the investment by Buyer of $2,250,000 in exchange for and pursuant to the terms of the Convertible Note.

“Order” means any writ, judgment, decree, injunction or similar order, including consent orders, of any Governmental Authority (in each such case whether preliminary or final).

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Party” or “Parties” has the meaning set forth in the preamble hereof.

“Permits” means all approvals, authorizations, certificates, filings, franchises, licenses, notices, clearances, registrations and permits of or with all Governmental Authorities, necessary for or related to the Business (and not specifically related to the Seller’s facilities), including all applications for any of the foregoing, together with any renewals, extensions or modifications thereof and additions thereto.

“Permitted Liens” means, collectively, (i) statutory liens for Taxes, assessments and governmental charges not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been maintained in accordance with GAAP; and (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other Liens imposed by law arising or incurred in the ordinary course of business for amounts that are not yet due and payable and, if required under GAAP, for which appropriate reserves have been created or that are being contested in good faith by appropriate proceedings and that are not resulting from any breach, violation or default by Seller or any of its Affiliates of any Contract or applicable Law.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Governmental Authority.

“Post-Closing Payment Period” has the meaning set forth in Section 6.5(b).

“Post-Closing Payment Amounts” has the meaning set forth in Section 6.5(b)(ii).

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Privileged Communications” means any attorney-client communications, confidences, files, work product or other communications related to the Purchased Assets.

“Proxy Statement” has the meaning set forth in Section 5.9(b).

“Purchased Assets” has the meaning set forth in Section 2.2(a).

“Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial, or local regulatory agencies, departments, bureaus, commissions, councils, or other government entities regulating or otherwise exercising authority with respect to the development and exploitation of Products.

“Regulatory Authorizations” means, with respect to any jurisdiction, any and all approvals (including pricing and reimbursement approvals), licenses, clearances, registrations or authorizations of any Regulatory Authority necessary or useful for the Exploitation of any compound or (bio)pharmaceutical product in such jurisdiction, including, where applicable, (i) INDs, Marketing Authorization Applications and supplements and amendments thereto, (ii) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto), (iii) labeling approval and (iv) technical, medical and scientific licenses.

“Regulatory Documentation” means any and all (i) applications, filings, submissions, registrations, licenses, permits, notifications, authorizations and approvals (including all Regulatory Authorizations), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, studies and reports) prepared for submission to a Regulatory Authority or research ethics committee with a view to the obtaining or maintaining of any Regulatory Authorization, including any Investigational Medicinal Product Dossier (IMPD), (ii) correspondence to or with the FDA, European Medicines Agency (EMA) or any other Governmental Authority (including minutes and contact reports relating to any communications with any Governmental Authority), (iii) pharmacovigilance databases, adverse event reports and associated documents, investigations of adverse event reports, and any other records related to safety reporting or data contained or referenced in or supporting any of the foregoing, (iv) manufacturing records or data contained or referenced in or supporting any of the foregoing and (v) nonclinical, clinical and other data contained or referenced in or supporting any of the foregoing.

“Related Documents” means, other than this Agreement, all agreements, certificates and documents signed and delivered by either Party in connection with this Agreement or the transactions contemplated hereby.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, counsel, consultants, accountants, financial advisors, lenders and other agents and representatives.

“Revenue Derived by Buyer” means the gross dollar amount of payments received by Buyer or any of its Affiliates or any of their successors, assigns, licensees or sublicensees (or any person to whom the Business is sold, assigned or transferred) for all sales of ANTHIM® without any deductions.

“Reviewing Accountant” shall have the meaning set forth in Section 2.6(b).

“Rights Agreement” means the Rights Agreement, dated March 11, 2018, as amended by Amendment No. 1 thereto, dated March 8, 2019, as further amended by Amendment No. 2 thereto, dated March 10, 2020, Amendment No. 3 thereto, dated March 8, 2021, and further amended by Amendment No. 4, dated March 11, 2022, by and between Seller (formerly known as Heat Biologics, Inc.) and Continental Stock Transfer & Trust Company, as rights agent, including as such agreement may be further amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 3.4.

“Seller” has the meaning set forth in the preamble hereof.

“Seller Allocation Notice” has the meaning set forth in Section 2.6(b).

“Seller Board” means the Board of Directors of Seller.

“Seller Indemnified Parties” has the meaning set forth in Section 8.1(e).

“Seller Regulatory Documentation” means any and all Regulatory Documentation, including all Seller Regulatory Authorizations, that is owned by, or otherwise Controlled by, Seller or any of its Affiliates on the Closing Date and that is primarily related to, or is reasonably necessary or useful in the Business.

“Seller’s Charter” means that certain third amended and restated certificate of incorporation of the Seller, as amended, filed with the Secretary of State of the State of Delaware.

“Straddle Period” has the meaning set forth in Section 5.5(b).

“Tax” or “Taxes” means all taxes, assessments, duties, fees or similar charges of any kind whatsoever and wheresoever chargeable (whether or not designated as a tax under applicable Law), in each case in the nature of a tax, including any surcharges, interest, penalties, and additions thereto.

“Tax Return” means all returns (including amended returns), requests for extensions of time, claims for refund, declarations of estimated Tax payments, reports, estimates, information returns and statements, including any schedule or attachment thereto or any related or supporting information with respect to any of the foregoing, filed or required to be filed with any Taxing

Authority in connection with the determination, assessment, collection or administration of any Taxes, and any amendment thereof.

“Taxing Authority” means any Governmental Authority or any quasi-governmental body exercising Tax regulatory authority.

“Third Party” means any Person other than: (a) Seller or Buyer or (b) any Affiliates of Seller or Buyer.

“Transfer Taxes” has the meaning set forth in Section 5.5(a).

Section 1.2Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement, any Related Document or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, such Related Document or such Exhibit or Schedule. Whenever the words “include”, “includes” or “including” are used in this Agreement or any Related Document, they shall be deemed to be followed by the words “without limitation”. The word “or,” when used in this Agreement, has the inclusive meaning represented by the phrase “and/or.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the “date hereof” refer to the date of this Agreement. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or statute defined or referred to herein or in any Contract that is referred to herein means (a) in the case of any statute, such statute and any comparable statute that from time to time replaces such statute by succession, and any rules and regulations promulgated thereunder and (b) in the case of any Contract, such Contract and all amendments, modifications and attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
ARTICLE II
PURCHASE AND SALE
Section 2.1Purchase and Sale of Purchased Assets; Consideration; Royalty Payment.
(a)	Purchase and Sale of Purchased Assets. Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, deliver, transfer and assign to Buyer, free and clear of all Liens, other than Permitted Liens, and Buyer shall purchase, take delivery of and acquire from Seller (and its

Affiliates) all of Seller’s (and its Affiliates’) right, title and interest in, to and under all of the Purchased Assets.
(b)	Consideration. In consideration (the “Consideration”) of the sale, conveyance, delivery, transfer and assignment of the Purchased Assets to Buyer and Seller’s other covenants and obligations hereunder, upon the terms and subject to the conditions hereof:
(i)	on the date of this Agreement, Buyer shall pay to Seller in immediately available funds $500,000 (“Cash Consideration”);
(ii)	at the Closing, Buyer shall assume the Assumed Liabilities in accordance with Section 2.3; and
(iii)	from and after the Closing, Buyer shall assume all operating costs of Elusys, including the costs incurred after the Closing related to Elusys Employees, consultants, regulatory and research costs.
(c)	Royalty Payment. As additional consideration for the Purchased Assets and the other transactions contemplated by this Agreement, on an annual basis, Buyer shall pay to Seller a royalty equal to three percent (3%) of the Revenue Derived by Buyer from the sale of ANTHIM® during the ANTHIM Period, (all such payments being referred to as the “Royalty Payments”); in each case subject to the following additional terms and conditions:
(i)	Within sixty (60) days following the end of each calendar year during the ANTHIM Period, Buyer shall provide Seller with a report (the “Report”) stating with respect to such calendar year (A) Revenue Derived by Buyer of ANTHIM® sold by Buyer, its Affiliates and its licensees and sublicensees, (B) a calculation of the Royalty Payments due to Seller pursuant to this Section 2.1(c), and (ii) make payment of such Royalty Payments to the bank account indicated by Seller; provided however, that with respect to the final calendar year of the ANTHIM Period, Buyer shall provide such Report and make such payment within sixty (60) days following the expiration of the ANTHIM Period.
(ii)	All Royalty Payments under this Agreement shall be made in US Dollars. Any sales incurred in a currency other than US Dollars shall be converted to the US Dollar equivalent using the then-current standard exchange rate set forth in the Wall Street Journal or as otherwise agreed by the Parties in writing.
(iii)	If as of December 31, 2028, Seller shall not have received an aggregate of $5,000,000 in Royalty Payments under this Section 2.1(c), then Buyer shall pay to Seller no later than March 1, 2029, a cash payment equal to the difference between $5,000,000 and the aggregate Royalty Payments received by Seller from Buyer pursuant to this Section 2.1(c).
(iv)	Buyer shall pay to Seller to a bank account instructed by Seller in writing any and all Royalty Payments for the ANTHIM Period no later than 60 days following the end of each calendar year during the ANTHIM Period and for any amounts due under Section 2.1(c)(iii) no later than February 29, 2028; provided however, that with respect to the final calendar year of the ANTHIM Period, Buyer shall make such payment within sixty (60) days following the expiration of the ANTHIM Period.
(v)	The Royalty Payments shall be treated as an adjustment to the Cash Consideration for the Purchased Assets for income Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or similar provisions of state, local, or foreign Tax Law).
(d)	Audit of Royalty Revenue. Buyer shall keep complete, true and accurate Books and Records containing all particulars that may be necessary for the purpose of calculating the Royalty Payments under this Agreement. Buyer will keep such Books and Records for at least three (3) years following the calendar year to which such payments relate at its principal place of business. Seller may, upon at least thirty (30) calendar days’ advance written notice, cause an Independent Accounting Firm (the “Auditor”), which is reasonably acceptable to Buyer, to inspect the relevant records of Buyer and its Affiliates to verify the payments payable by Seller and the related reports, statements and books of accounts, as applicable, and prepare a report pertaining to such payments. Before beginning its audit, the Auditor shall execute an undertaking reasonably acceptable to Buyer by which the Auditor agrees to keep confidential all information reviewed during the audit. The Auditor shall have the right to disclose only its conclusions regarding any payments owed under this Agreement to Seller, Buyer and their respective representatives. Buyer shall make payment to Seller of any undisputed underpayment promptly (but in no event later than thirty (30) days) following receipt of such Auditor’s report. Seller shall pay for such inspections except in the event of an underpayments of more than five (5%) of the total payments due for the applicable audit period is discovered, in which case, the fees and expenses charged by the Auditor shall be paid by Buyer.
Section 2.2Purchased Assets; Excluded Assets.
(a)	The term “Purchased Assets” means all of Seller’s (and its Affiliates’) right, title and interest in and to the assets delineated below (whether tangible or intangible):
(i)	the Elusys Equity Interests; and

(ii)	exclusive right to use the name “NightHawk” and ownership of any and all trademark, goodwill and other rights the Seller may have in connection with such name.
(b)	The Purchased Assets shall not include the assets described on Schedule 2.2(b) (collectively, the “Excluded Assets”). Notwithstanding anything to the contrary herein, Excluded Assets shall include:
(i)	all cash and cash equivalents of Seller; and
(ii)	all Privileged Communications.
Section 2.3Assumed Liabilities.
(a)	Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause its Affiliates to, sell, convey (including by operation of law), deliver, transfer and assign to Buyer (or its designated Affiliate), and Buyer (or its designated Affiliate) shall assume from Seller and its applicable Affiliates, the Assumed Liabilities. Buyer shall pay, perform and discharge when due all of the Assumed Liabilities.
Section 2.4Closing; Closing Deliverables.
(a)	Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of electronic copies of the agreements, documents, certificates and other instruments set forth in this Section 2.4, at 10:00 a.m. New York City time, on the second Business Day following the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed between Buyer and Seller. The date on which the Closing occurs is referred to herein as the “Closing Date.”
(b)	Seller Closing Deliverables. At the Closing, Seller shall deliver or cause to be delivered to Buyer:
(i)	the Bill of Sale, Assignment and Assumption Agreement, in a form reasonably acceptable to Buyer and Seller (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller and/or its applicable Affiliates;
(ii)	a duly completed and accurate IRS Form W-9 from Seller which meets the requirements of a certificate of non-foreign status under Treasury Regulations Section 1.1445-2(b)(2)(v);

(iii)	all physical or tangible Purchased Assets to a location reasonably designated by Buyer at least five Business Days prior to the Closing;
(iv)	a duly executed stock power evidencing all of the Elusys Equity Interests;
(v)	the certificate contemplated by Section 6.2(b); and
(vi)	access to all Books and Records and Seller Regulatory Documentation that are, (A) Purchased Assets, and (B) in each case, stored in an electronic or digital format in a manner mutually agreed by the Parties.
(vii)	any documentation that may be necessary to effect the transfer of the exclusive right to use the name “NightHawk,” and ownership of any and all trademark, goodwill and other rights the Seller may have in connection with such name, to Buyer.
(c)	Buyer Closing Deliverables. At the Closing, Buyer shall deliver or cause to be delivered to Seller:
(i)	the Bill of Sale, Assignment and Assumption Agreement, duly executed by Buyer and/or its applicable Affiliates; and
(ii)	the certificate contemplated by Section 6.3(b).
Section 2.5Third Party Consents.
(a)	If the assignment or transfer of any asset included in the Purchased Assets or any claim, right or benefit arising thereunder or resulting therefrom, without the consent of a Third Party, would constitute a breach or other contravention of the rights of such Third Party, or would be ineffective with respect to any party to an agreement concerning such asset, claim, right or benefit, then, if requested by Buyer, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, to obtain such consent after the execution of this Agreement until such consent is obtained. For the avoidance of doubt, nothing in this Section 2.5 shall affect any determination as to whether any of the conditions set forth in ARTICLE VI have been satisfied.
(b)	Buyer hereby acknowledges the terms and conditions of Section 12.1 of the Elusys Merger Agreement, including without limitation the terms and conditions of Section 12.1(c) thereof. On the date of this Agreement, Seller shall provide written notice to the Stockholders’ Representative (as that term is defined in the Elusys Merger Agreement), in accordance with Section 12.1(c) of the Elusys Merger Agreement, of Seller’s contemplated sale of Elusys pursuant to this Agreement.
Section 2.6Consideration Allocation.

(a)	Within ninety (90) days following the Closing Date, Buyer shall provide the Seller with a proposed allocation of the Consideration and the applicable Assumed Liabilities (together with any other amounts treated as consideration for U.S. federal income Tax purposes) among the Purchased Assets (the “Buyer Draft Allocation”).
(b)	If the Seller disagrees with the Buyer Draft Allocation, the Seller may, within thirty (30) days after delivery of the Buyer Draft Allocation, deliver a notice (the “Seller Allocation Notice”) to Buyer to such effect, specifying the items with which the Seller disagrees and setting forth Seller’s proposed allocation of the Consideration (and other relevant amounts). If the Seller Allocation Notice is duly delivered, the Seller and Buyer shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Consideration (and other relevant amounts). If the Seller and Buyer are unable to reach such agreement, the Seller and Buyer shall submit all matters that remain in dispute with respect to the Seller Allocation Notice (along with a copy of the Buyer Draft Allocation marked to indicate those line items not in dispute) to an Independent Accounting Firm mutually agreed to by the Seller and Buyer (the “Reviewing Accountant”). The Seller and Buyer shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of the Seller, on the one hand, and Buyer, on the other hand. The Reviewing Accountant shall adjust the Buyer Draft Allocation based on these determinations. All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the Seller and Buyer.
(c)	The Buyer Draft Allocation, as prepared by Buyer if the Seller has not delivered a Seller Allocation Notice in accordance with (b), as adjusted pursuant to any agreement between the Seller and Buyer, or as adjusted by the Reviewing Accountant (in each case, the “Consideration Allocation”), shall, absent fraud, be conclusive and binding on the Seller and Buyer for all Tax purposes. The Consideration Allocation shall be amended to reflect any adjustment to the Consideration in a manner consistent with applicable Tax Law (including Section 1060 of the Code).
(d)	Seller and Buyer shall file all applicable Tax Returns (including IRS Form 8594) in a manner consistent with the Consideration Allocation and shall not take any Tax position that is inconsistent with the Consideration Allocation in connection with any proceeding before any Taxing Authority, in each case unless otherwise required by a final “determination” as defined in Section 1313(a) of the Code (or a similar provision of state, local or foreign Tax Law). In the event that the Consideration Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to (a) Schedules 3.2, 3.3, and 3.4 attached hereto (to the extent any such Schedule is numbered to correspond to a representation or warranty, and to the extent that it is reasonably clear from a reading of a disclosure in a Schedule that such disclosure is applicable to another representation or warranty, and provided that the inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business of Seller) and (b) the documents filed with or furnished to the SEC by Seller on or after January 1, 2023 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is three (3) Business Days prior to the date of this Agreement (excluding disclosures to the extent predictive, cautionary or forward-looking in nature), Seller represents and warrants to Buyer as set forth in this ARTICLE III.

Section 3.1Organization, Standing and Power. Seller is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to rule in a Material Adverse Effect. Each of Seller and Elusys is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate has not and would not reasonably be expected to result in a Material Adverse Effect.
Section 3.2Authority; Noncontravention.
(a)	Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the Related Documents by Seller and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Seller and no other corporate proceedings on the part of Seller or any of its Affiliates are necessary to authorize this Agreement or the Related Documents). Each of this Agreement and the Related Documents has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.
(b)	The execution and delivery of this Agreement and the Related Documents by Seller do not, and compliance by Seller with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon the Purchased Assets under, (i) Seller’s Charter, (ii) any Contract to which Seller or any of its Affiliates is a party or to which any of the Purchased Assets are subject or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Seller, any of its Affiliates, the Business or the Purchased Assets or (B) Order applicable to Seller, any of its Affiliates, the Business or the Purchased Assets.
(c)	No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority (each, a “Governmental Consent”) is required by or with respect to Seller, any of its Affiliates or the Business in connection with the execution and delivery of this Agreement or any Related Document by Seller or the transfer of the Purchased Assets to Buyer.
Section 3.3Good Title; Sufficiency of Assets. Seller (together with its Affiliates) has good and marketable title to, or valid Contract rights to, as applicable, all of the Purchased Assets free and clear of all Liens (other than Permitted Liens), and has the complete and unrestricted power and unqualified right to sell, assign, transfer and deliver to Buyer, as applicable, the Purchased Assets or right of possession or use in or to any of the Purchased Assets. At the Closing, Buyer will acquire from Seller (and its Affiliates) good and marketable title to, or valid Contract rights to, as applicable, all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens).
Section 3.4Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates, other than Cassel Salpeter & Co., LLC, the fees, commissions and expenses of which will be paid by Seller.
Section 3.5No Other Representations and Warranties. (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, NONE OF SELLER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, WITH RESPECT TO SELLER, THE BUSINESS, ELUSYS OR THE PURCHASED ASSETS; AND (B) NONE OF SELLER OR ANY OTHER

PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, AS TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER AND ITS REPRESENTATIVES BY OR ON BEHALF OF SELLER AND ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) OTHERWISE AVAILABLE TO BUYER AND ITS REPRESENTATIVES , OTHER THAN IN THE CASE OF FRAUD.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as set forth in this ARTICLE IV.

Section 4.1Organization, Standing and Power. Buyer is duly organized, validly existing and in good standing under the laws of the Delaware and has all requisite corporate power and authority to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer, taken as a whole. Buyer is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer.
Section 4.2Authority; Noncontravention.
(a)	Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the Related Documents by Buyer have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement, the Related Documents or to consummate the transactions contemplated by this Agreement. Each of this Agreement and the Related Documents has been duly executed and delivered by Buyer (or an Affiliate thereof) and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer (or an Affiliate thereof), enforceable against Buyer (or an Affiliate thereof) in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.
(b)	The execution and delivery of this Agreement and the Related Documents by Buyer do not, and compliance by Buyer with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Buyer under (i) the certificate of incorporation or bylaws of Buyer, (ii) any Contract to which Buyer or to Buyer’s knowledge, Seller any of its or their Affiliates is a party or to which any of its respective properties or other assets is subject, or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Buyer or Seller or its properties or other assets or (B) Order applicable to Buyer, Seller any of its or their Affiliates or its properties or other assets, except in the cases of clauses (ii) and (iii), where the conflict, violation, breach, default, termination, cancellation, acceleration or creation of a Lien, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation by Buyer of the transactions contemplated by this Agreement (including Buyer’s payment of the Consideration to Seller pursuant to Section 2.1(b)(i)).
(c)	No Governmental Consent is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or any Related Document by Buyer or the consummation by Buyer of the transactions contemplated by this Agreement, except for the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable antitrust, competition, fair trade or similar Laws.
Section 4.3Capital Resources; Ability to Perform. Buyer has, or will have, immediately available funds sufficient to consummate the transactions contemplated by this Agreement (including the payment required to be made pursuant to Section 2.1(b)(i)) on the terms contemplated by this Agreement, including the payment of all fees and expenses payable by Buyer in connection with the transactions contemplated by this Agreement. Buyer has the financial and other ability to perform its obligations under Section 6.5(c) of this agreement.
Section 4.4Investor Representations. Buyer acknowledges that none of the Elusys Equity Interests, the Convertible Note or the shares of Common Stock of Seller issuable upon conversion of the Convertible Note (the “Conversion Shares” and together with the Elusys Equity Interests, and the Convertible Note, the “Securities”) are registered under the Securities Act, nor will the Securities be registered or qualified under any state securities laws, and that the Elusys Equity Interests will be transferred by Seller and the Convertible Note and Conversion Shares will be issued to Buyer pursuant to an exemption from such registration and qualification based in part upon Buyer’s representations and warranties contained herein. The Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. Buyer recognizes that, upon the consummation of the transactions contemplated hereby, no public market shall exist for the Elusys Equity Interests or the Convertible Note and none may exist in the future. Buyer is an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that Buyer is capable of evaluating the merits and risks of Buyer’s investment in the Securities, of making an informed investment decision with respect thereto, and has the ability and capacity to protect Buyer’s interests. Neither the Buyer nor any of its affiliates is or are subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D. Buyer is purchasing the whole Securities for investment purposes and not with a view to distribution or resale, nor with the intention of selling, transferring or otherwise disposing of all or any part thereof for any particular price, or at any particular time, or upon the happening of any particular event or circumstance, except selling, transferring, or disposing the Securities made in full compliance with all applicable provisions of the Securities Act, the rules and regulations promulgated by the Securities and Exchange Commission thereunder.

Any certificates representing the Securities shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

Section 4.5Litigation. There is no Action pending or, to the actual knowledge of Buyer’s officers, threatened before or by any Governmental Authority that, if successful, could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the transactions contemplated by this Agreement. There is no outstanding Order of any Governmental Authority against Buyer that could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the transactions contemplated by this Agreement.
Section 4.6Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates.
Section 4.7Information Supplied. None of the information supplied by or on behalf of Buyer or its Affiliates, whether orally or in writing, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.8No Reliance; Independent Investigation; As Is, Where Is. Buyer agrees that, notwithstanding anything herein to the contrary, it has not been induced by, has not relied, and expressly disclaims any reliance upon any representations or warranties, whether written or oral, express or implied, made by Seller (or its Affiliates or Representatives) that are not expressly set forth in Article III (as modified by the Schedules) or in any ancillary documents and any certificate or other writing delivered pursuant hereto. Buyer acknowledges that it has (i) conducted its own independent investigation, review and analysis of the Purchased Assets and the Business, (ii) been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and its Affiliates (including Elusys) for such purpose, and (iii) made its own independent judgment concerning Seller, the Business, Elusys and the Purchased Assets and the transactions contemplated by this Agreement and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has only relied on the results of its own independent investigation and independent judgment. Buyer AGrees, REpresentS and Warrants that THE PURCHASED ASSETS ARE BEING TRANSFERRED BY SELLER ON AN “AS IS,” “WHERE IS” AND “WITH ALL FAULTS” BASIS AND EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3, WITHOUT REPRESENTATIONS, WARRANTIES OR GUARANTEES, EXPRESS, IMPLIED OR STATUTORY, WRITTEN OR ORAL, OF ANY KIND, NATURE OR DESCRIPTION, BY SELLER, ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES.
Section 4.9Accredited Investor. Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act, can bear the economic risk of its investment in the Seller Common Stock Buyer may receive through the Note Investment and possesses such knowledge and experience in financial and business matters that the Buyer is capable of evaluating the merits and risks of the investment in the Seller Common Stock Buyer may receive through the Note Investment.
ARTICLE V
ADDITIONAL AGREEMENTS
Section 5.1Conduct of Business.
(a)	From the date of this Agreement until the Closing Date, Seller shall, and shall cause its Affiliates to, (A) maintain and preserve in all respects the Purchased Assets, (B) conduct activities with respect to the Business in the ordinary course of business consistent with past practice and (C) comply in all material respects with all Laws and Permits applicable to the Business.
(b)	Except as otherwise required by Law, without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, Seller shall not, and shall cause its Affiliates not to (without the prior written consent of Buyer):
(i)	(A) incur, create, assume or permit the incurrence, creation or assumption of any Lien (other than Permitted Liens) with respect to the Purchased Assets, (B) dispose of any of the Purchased Assets, other than Inventory in the ordinary course of business;
(ii)	compromise or settle any Action if the terms of such compromise or settlement would be binding on Buyer or any of its Affiliates, or any Purchased Assets, after the Closing;
(iii)	other than to the extent necessary to change the name of the Seller in accordance with Section 2.2(a)(ii), (A) terminate, amend or modify, or waive any material right under, or fail to perform in all material respects all obligations under, any assumed Contract, Permit or other document or instrument relating to or affecting the Business other than the Elusys Merger Agreement or (B) enter into any material Contract, document or instrument relating to or affecting the Business;
(iv)	to the extent relating to the Purchased Assets (including with respect to Elusys), (A) make (inconsistent with past practices), revoke or change any Tax election, (B) adopt or change any Tax accounting method or period, (C) file any amended Tax Return, (D) enter into any closing agreement or settlement with respect to Taxes, (E) settle any Tax claim or assessment for Taxes, (F) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or (G) surrender any right to claim a refund of Taxes;
(v)	fail to maintain true, accurate and complete Books and Records and Docket Files;
(vi)	fail to keep in force and effect insurance in respect of the Purchased Assets comparable in amount and scope of coverage to that maintained as of the date of this Agreement; or
(vii)	agree to or authorize, or commit to agree to or authorize, in writing or otherwise, any action that would conflict with the obligations set forth in clauses (i) through (vi) above.
Section 5.2Reasonable Best Efforts.

(a)	Each of the Parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) the obtaining of all necessary Governmental Consents, (ii) the execution and delivery of any additional documents or instruments necessary to consummate the transactions contemplated by this Agreement and (iii) the preparation of all physical or tangible Purchased Assets and all Books and Records and Seller Regulatory Documentation stored in an electronic or digital format for delivery by Seller to Buyer in accordance with Section 2.4(b).
(b)	If any objections are raised or asserted with respect to the transactions contemplated by this Agreement under applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement as being in violation of any applicable Law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated by this Agreement, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to permit consummation of the transactions contemplated by this Agreement as soon as reasonably practicable.
Section 5.3Advice of Changes.
(a)	From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall promptly advise the other Party in writing of (i) the occurrence, or failure to occur, of any event which would reasonably be expected to cause any representation or warranty made by such Party contained in this Agreement to become untrue or incorrect or (ii) the failure of such Party to comply with or perform in any material respect any covenants, agreements or obligations required to be complied with or performed by such Party under this Agreement. For the avoidance of doubt, no disclosure pursuant to this Section 5.3 shall be deemed to cure any breach of any representation, warranty, covenant, agreement or obligation or affect any determination as to whether any of the conditions set forth in ARTICLE VI have been satisfied.
(b)	Subject to Section 5.2, from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall reasonably cooperate and make such arrangements as are necessary to ensure that all applicable safety data relating to the Business will transfer to Buyer upon the Closing.
Section 5.4Confidentiality; Privileged Communications.

(a)	From and after the Closing, Seller will, and will cause its Affiliates and its and their Representatives, to keep confidential, not disclose to any Person and not use any non-public, confidential or proprietary information in its possession, under its Control or to which it has access relating to the Business. The obligations of Seller under this Section 5.4(a) shall not apply to information to the extent such information (A) becomes generally available to the public without breach of Seller’s obligations under Section 5.1 or this Section 5.4(a) or (B) is required to be disclosed by Law or any Order; provided, however, that in the case of the foregoing clause (B), to the extent not prohibited by such Law or Order, Seller shall notify Buyer as early in advance of such disclosure as is practicable to allow Buyer to take appropriate measures (and Seller shall reasonably cooperate, at the expense of Buyer, in the taking of such measures) to preserve the confidentiality of such information.
(b)	Buyer and Seller hereby acknowledge and agree that notwithstanding any provision of this Agreement, neither Buyer nor any of its Affiliates shall have access to (and each hereby waives any right of access it may otherwise have with respect to) any Privileged Communications, whether or not the Closing occurs. Without limiting the generality of the foregoing, Buyer hereby acknowledges and agrees, upon and after the Closing: (i) neither Buyer nor any of its Affiliates shall be a holder of, or have any right, title or interest to the Privileged Communications, (ii) only Sellers shall hold property rights in the Privileged Communications and shall have the right to waive or modify such property rights and (iii) Sellers shall have no duty whatsoever to reveal or disclose any Privileged Communications to Buyer or any of its Affiliates.
(c)	To the extent that any Privileged Communications are disclosed or made available to Seller, the Parties hereby agree (i) that the disclosure, receipt and/or review of such Privileged Communication is entirely inadvertent and shall not waive, modify, limit or impair in any form or fashion the protected nature of the Privileged Communications, (ii) it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, common interest privilege, work product doctrine or other applicable privilege and (iii) Sellers shall have the right in its sole discretion and at any time to require the return and/or destruction of the Privileged Communications.
Section 5.5Certain Tax Matters.
(a)	Transfer Taxes. All recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement and the Related Documents (collectively, “Transfer Taxes”) shall be the borne fifty percent (50%)

by Seller and 50 percent (50%) by Buyer. The Party responsible under applicable Law for filing the Tax Return with respect to such Transfer Taxes shall prepare and timely file any such Tax Return and promptly provide a copy of such Tax Return to the other Party. Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to cooperate to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes, including providing each other with any appropriate certifications or claim for exemption or exclusion from the application or imposition of any Transfer Taxes.
(b)	Tax Year and Tax Returns.
(i)	Closing of Tax Year. The Parties agree that they intend that, as a result of the purchase and sale of the Elusys Equity Interests and Elusys ceasing to be a member of Seller’s consolidated group as of the end of the day on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A), the taxable year of Elusys for federal Tax purposes (and for purposes of similar provisions under state, local and foreign Tax Law) at such time) will terminate at the close of the Closing Date and if Elusys is permitted but not required, under any applicable Tax Law, to treat the Closing Date as the last day of a Taxable period, each Party, as applicable, shall, and shall cause its Affiliates to, treat the Closing Date as the last day of that Taxable period.
(ii)	The Seller shall prepare and timely file (or shall cause to be prepared and timely filed) all Tax Returns that are required to be filed (i) with respect to the Purchased Assets or (ii) by Elusys, in each case, with respect to any taxable period ending on or before the Closing Date whether due before or after the Closing Date (taking into account any extensions of time to file such Tax Returns) (“Pre-Closing Tax Returns”), and Seller shall be liable and responsible for, and timely pay or cause to be paid, in full any Taxes shown as due and owing on such Pre-Closing Tax Returns; provided, that Seller shall provide Buyer with a copy of any such filed Tax Returns other than Combined Tax Returns and shall submit to Buyer not less than thirty (30) Business Days prior to the due date for filing such Tax Returns for review and comment by Buyer, and Seller shall take into account any reasonable changes to such Tax Returns which are delivered to Seller in writing within fifteen (15) Business Days prior to the due date for filing such Tax Returns. Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practices unless otherwise required by applicable Law or to the extent required to reflect the consummation of the transactions contemplated by this Agreement. If such Pre-Closing Tax Returns are filed by Buyer (excluding, for the avoidance of doubt, any Combined Tax Returns) in accordance with the next sentence, Seller shall pay all such amounts shown as due on such Tax Returns to Buyer at least ten (10) Business Days prior to the due date of such Tax Returns. To the extent Seller has prepared but has been unable to file such Pre-Closing Tax Return because the Closing Date has passed, Buyer will file, or cause to be filed, any and all such Pre-Closing Tax Returns as have been prepared in accordance with this Section 5.5(b)(ii).
(iii)	The Buyer shall prepare and timely file (or shall cause to be prepared and timely filed) all Tax Returns (other than Combined Tax Returns) that are required to be filed (i) with respect to the Purchased Assets or (ii) by Elusys, that are not described above, including for Tax periods that begin before and end after the Closing Date (a “Straddle Period” and such Tax Returns relating to a Straddle Period prepared by Buyer, “Buyer Returns”). Such Buyer Returns shall be prepared in a manner consistent with past practices unless otherwise required by applicable Law or to the extent required to reflect the consummation of the transactions contemplated by this Agreement. Buyer shall submit to Seller not less than thirty (30) Business Days prior to the due date for filing such Buyer Returns for review and comment by Seller, and Buyer shall take into account any reasonable changes to such Buyer Returns which are delivered to Buyer in writing within fifteen (15) Business Days prior to the due date for filing such Buyer Returns. The Seller agrees to pay to Buyer within ten (10) Business Days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes, if any, that relate to the portion of such Tax period ending on the Closing Date as determined pursuant to Section 5.5(c). With respect to the Buyer Returns described in this Section 5.5(b)(iii), the Buyer shall provide the Seller with a copy of such filed Buyer Returns.
(c)	Allocation of Taxes. In the case of a taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), (a) Taxes imposed on a periodic basis (such as real, personal and intangible property taxes) for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (b) Taxes (other than Taxes described in clause (a)) for any Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.
(d)	Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement (including the Royalty Payments) such amounts as Buyer believes in good faith are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state or local (in each case, whether domestic or foreign) Tax Law and pay such amounts over to the appropriate Taxing Authority. The Buyer shall use commercially reasonable efforts to notify Seller reasonably in advance of the date that the applicable payment is to be made to provide such Seller with an opportunity to provide any form or documentation or take such other steps to avoid such withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.
(e)	Cooperation and Exchange of Information. Each of Seller and Buyer shall, and shall cause their respective Affiliates to, (i) provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination by any Taxing Authority or Action relating to liability for Taxes in connection with the Purchased Assets, (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, Action or determination and (iii) provide the other with any final determination of any such audit or examination, Action or determination that affects any amount required to be shown on any Tax Return of the other for any period.
(f)	Termination of Existing Tax Sharing Agreements. The Seller shall cause all Tax sharing arrangements other than any such arrangements entered into in the ordinary course of business the primary purpose of which is not Tax (whether written or not) with respect to or involving Elusys to be terminated as of the Closing Date and, after the Closing Date, Elusys shall not be bound thereby or have any Liability thereunder.
(g)	Tax Indemnification.
(i)	Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 5.5 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.
(ii)	Indemnification. Seller shall indemnify Buyer and its Affiliates (including Elusys), and each of their respective officers, directors, employees, agents, and Representatives (each a “Buyer Indemnified Party”) against, and shall hold any Buyer Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, a Buyer Indemnified Party based upon, arising out of, with respect to or by reason of any Excluded Taxes, provided, however, that Seller shall not have any obligation to indemnify Buyer Indemnified Parties for Taxes to the extent such Taxes (x) are due to the unavailability in any Tax periods (or portions thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes (such as capital loss carry forwards, foreign tax credit carry forwards, asset bases, research and development credits, and depreciation periods) from a Tax period (or portion thereof) ending on or before the Closing Date, (y) result from any transactions or actions outside the ordinary course of business taken by the Buyer or any of its Affiliates on the Closing Date after the Closing that are not contemplated by this Agreement (it being understood that any actions taken pursuant to Section 5.8 are expressly contemplated by this Agreement), or (z) would not have been imposed but for a breach by Buyer or any of its Affiliates of the covenant contained in Section 5.5(i).
(h)	Tax Refunds. The Seller shall be entitled to receive any refunds of the Taxes with respect to the Purchased Assets (including, any Taxes of Elusys) or credits received in lieu thereof (including, for the avoidance of doubt, any such refunds that are available to be claimed and for which an election is made to apply such refunds to estimated or other Taxes) plus any interest received with respect thereto from the applicable Tax Authorities for any Pre-Closing Tax Period but only to extent such Taxes were paid by the Seller or by or on behalf of Elusys prior to the Closing Date (any such refund, a “Pre-Closing Refund”). Notwithstanding the foregoing, Pre-Closing Refunds shall not include, and Buyer shall not be required to pay any amounts to Seller in respect thereof, any refunds or credits of Taxes to the extent attributable to any carryback of any Tax asset or attribute that originates in a taxable period (or portion thereof) ending after the Closing Date to a Pre-Closing Tax Period. Any refunds or credits of Taxes for any Straddle Period shall be apportioned between Seller and Buyer in the same manner as the liability for such Taxes is apportioned pursuant to Section 5.5(c). To the extent permitted by Law, any Pre-Closing Refund shall be claimed in cash rather than as a credit against future Tax Liabilities for a Tax period beginning after the Closing Date. Within thirty (30) Business Days, after receipt of any Pre-Closing Refund by the Buyer or any of its Affiliates (or, in the case of a credit obtained in lieu of such refund, no later than thirty (30) Business Days following the filing of the income Tax Return on which such credit is available to be used to offset Tax otherwise payable), the Buyer shall pay over to the Seller the amount of such Pre-Closing Refund, net of the amount of any Taxes imposed on Buyer or any of its Affiliates thereof in connection with the receipt or realization of such Pre-Closing Refund and any reasonable out-of-pocket expenses incurred by the Buyer or any of its Affiliates in obtaining such Pre-Closing Refund (including any income Taxes imposed thereon).
(i)	Post-Closing Tax Covenant. Except as required by applicable Law, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Buyer shall not nor shall it permit any of its Affiliates to, with respect to the Purchased Assets or Elusys, (i) take any action on the Closing Date after the Closing other than in the ordinary course of business or as otherwise contemplated by this Agreement, (ii) make any retroactive Tax election effective for any Pre-Closing Tax Period except as contemplated by Section 5.8, (iii) amend, file or re-file any Tax Return for any Pre-Closing Tax Period, except as contemplated by Section 5.5(b)(iii), or (iv) waive or extend any statute of limitations for the assessment or collection of any Excluded Tax.
Section 5.6Public Announcements.
(a)	Neither Buyer nor Seller, nor any Affiliate of either Party, shall issue any press release or otherwise make any public statement with respect to the provisions of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party. Notwithstanding anything to the contrary in this Agreement or any Related Document, either Party may issue a press release or make a public statement with respect to the transactions contemplated by this Agreement without the consent of the other Party as may be required by Law or the rules and regulations of any applicable securities exchange or market. If any Party proposes to issue a press release or make a public statement with respect to the transactions contemplated by this Agreement pursuant to this Section 5.6, it will provide copies of such press release or public statement to the other Party before such press release or public statement is made, unless this would be in breach of any Law or the rules and regulations of any applicable securities exchange or market, in which case a copy of such press release or public statement will be provided to the other Party as soon as reasonably practicable or in accordance with such Law, rules or regulations.
(b)	From and after the Closing, except as required by Law or the rules and regulations of any applicable securities exchange or market, neither Seller nor any of its Affiliates shall issue any press release or otherwise make any public statement with respect to the Business without the consent of Buyer.
Section 5.7Expenses. Except as expressly set forth herein, each of Seller and Buyer shall bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement.
Section 5.8Tax Election.
(a)	If requested by Buyer, Seller shall participate in making an election under Section 338(h)(10) of the Code and any corresponding election permitted under the applicable Laws of any local, state, or foreign jurisdiction (the “Election”) relative to transactions contemplated by this Agreement. Seller shall cooperate with Buyer to do all things reasonably necessary to make the Election, including but not limited to (i) joining with Buyer in making the Election, (ii) reasonably cooperating with Buyer and taking all actions necessary or appropriate to effect and preserve a timely Election, and (iii) participating in the timely filing of IRS Form 8023 and related or comparable forms for state, local, or foreign Law purposes (collectively, the “Section 338(h)(10) Forms”). At Buyer’s request, Seller shall furnish to Buyer such information reasonably requested by Buyer in order to prepare the Section 338(h)(10) Forms, shall review and timely provide comments on such Section 338(h)(10) Forms as provided by Buyer to Seller, and shall, at Buyer’s request, execute such Section 338(h)(10) Forms prepared by Buyer (and agreed upon by the Parties) and deliver such Section 338(h)(10) Forms to Buyer for timely filing by Buyer with the applicable Governmental Authority.
(b)	Promptly following the Closing, the Parties will jointly negotiate and calculate in good faith the amount of additional consideration, if any, which would compensate the Seller for the difference between (x) the after-Tax net proceeds that the Seller would receive if the Election is not made with respect to the sale of the Elusys Equity Interests and (y) the after-Tax net proceeds that the Seller would receive with the Election in effect with respect to the sale of the Elusys Equity Interests (the “Tax Adjustment”). The Parties shall endeavor in good faith to finalize the Tax Adjustment no later than 60 days before the deadline for filing the Section 338(h)(10) Election. If Buyer requests that Seller make the Election, the payment of the Tax Adjustment by Buyer to Seller shall be made no later than ten (10) Business Days after the final determination of the Tax Adjustment.
(c)	Each Party hereto shall, and shall cause their Affiliates, to treat all payments of the Tax Adjustment as payments of additional Purchase Price for all income Tax purposes (including for purposes of computing the Tax Adjustment). Buyer and Seller shall file all Tax Returns consistently with the Election, the Section 338(h)(10) Forms and the Purchase Price Allocation (as appropriately adjusted) and shall not take any position on any Tax Returns or during the course of any audit or other action or proceeding that is inconsistent with such election, forms or schedule, unless required by a determination of an applicable Governmental Authority that is final.
Section 5.9Further Assurances.
(a)	Seller shall, and shall cause its Affiliates to, at any time and from time to time after the Closing Date, upon the reasonable request of Buyer, do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required for the transferring, conveying, assigning and assuring to Buyer, or for the aiding and assisting in the reducing to possession by Buyer of, any of the Purchased Assets, or for otherwise carrying out the purposes of this Agreement and the Related Documents.
(b)	At a time mutually agreed by the parties hereto, Seller (with the assistance and cooperation of Buyer as reasonably requested by Seller) shall use reasonable best efforts to cause to be filed with the SEC a proxy statement (the “Proxy

Statement”) in connection with a special meeting of Seller’s stockholders to be held in order for Seller’s stockholders to approve and adopt the issuance of Seller’s common stock to Buyer as contemplated by the Note Investment. Seller shall use its reasonable best efforts to (i) cause the Proxy Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement, and (iii) to take such other action related to the Proxy Statement as necessary or desirable in connection therewith, including, but not limited to, (x) establishing the record date for, duly calling, giving notice of, convening and holding the special meeting in accordance with applicable Law, (y) causing the Proxy Statement to be disseminated to the stockholders of Seller, and (x) soliciting proxies from the stockholders of Seller to vote in favor of the proposals set forth in the Proxy Statement. Seller shall, through the recommendation of its Board of Directors, recommend to its stockholders that such stockholders approve the proposals relating to the issuance of shares of Seller’s common stock to Buyer that is included by Seller in the Proxy Statement and shall include such unqualified recommendation of the Seller’s Board of Directors in the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by Seller without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Seller will advise Buyer promptly after it receives notice thereof of any request by the SEC for amendment of the Proxy Statement or requests by the SEC for additional information. Each of Seller and Buyer shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), any response to comments of the SEC or its staff with respect to the Proxy Statement or any amendment to the Proxy Statement filed in response thereto.
(c)	Subject to, and without altering the rights and obligations set forth in, Section 2.6, for a period of 18 months from and after the Closing Date, if either Buyer or Seller becomes aware that any of the Purchased Assets have not been transferred to Buyer or that any of the Excluded Assets have been transferred to Buyer, it shall promptly notify the other and the Parties hereto shall, as promptly as reasonably practicable, use commercially reasonable efforts to ensure such assets are transferred to the correct owner, with any necessary Third Party consents.

ARTICLE VI
CONDITIONS PRECEDENT; COVENANTS
Section 6.1Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a)	Governmental Approvals. Any authorizations, consents, Orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority under any applicable Law that are required to effect the Closing shall have been made, obtained or terminated or shall have expired.
(b)	No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other Law (collectively, “Legal Restraints”) which has the effect of restraining, enjoining or otherwise preventing the consummation of the transactions contemplated by this Agreement shall be in effect.
(c)	No Actions. There shall not be pending or threatened in writing any Action brought by any Governmental Authority or any other Person having a reasonable likelihood of prevailing challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement.
(d)	Elusys Merger Agreement. No less than thirty (30) days have passed since the time Seller has given the notice contemplated by Section 2.5(b); provided, however, that the condition set forth in this Section 6.1(d) shall be satisfied immediately upon the waiver by the Stockholders’ Representative (as that term is defined in the Elusys Merger Agreement) of the notice requirement set forth in Section 12.1(c) of the Elusys Merger Agreement.
Section 6.2Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following additional conditions:
(a)	Representations and Warranties. The representations and warranties of Seller set forth in in ARTICLE III shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)	Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Buyer shall have received a certificate signed on behalf of Seller by an authorized executive officer of Seller to such effect with respect to the conditions set forth in Sections 6.2(a) and (b).
(c)	Amendment to Rights Agreement. Seller shall have entered into an amendment to its Rights Agreement in order to permit Buyer to acquire the shares of Common Stock that are contemplated by the Note Investment without Buyer being considered an “Acquiring Person” thereunder.
Section 6.3Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following additional conditions:
(a)	Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.1 shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date, (ii) set forth in Section 4.2 shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date, and (iii) the remaining representations and warranties of Buyer set forth in ARTICLE IV shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date, and disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation by Buyer of the transactions contemplated by this Agreement.
(b)	Performance of Obligations of Seller. Buyer shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Seller shall have received a certificate signed on behalf of Buyer by an authorized executive officer of Buyer to such effect with respect to the conditions set forth in Sections 6.3(a) and (b).
Section 6.4Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 6.1 or Section 6.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with the terms of this Agreement.
Section 6.5Covenants Post Closing.

(a)	Buyer shall make the Note Investment pursuant to the terms of the Convertible Note no later than forty (40) days following the date of this Agreement.
(b)	From and after the Closing and for so long as any Royalty Payment may occur pursuant to the terms of this Agreement (the “Post-Closing Payment Period”), Buyer hereby agrees that during the Post-Closing Payment Period:
(i)	Buyer shall, and shall cause Elusys, as applicable, to (A) use Commercially Reasonable Efforts to maintain, finance, operate and promote ANTHIM®;
(ii)	Buyer shall, and shall cause Elusys to, at all times be operated to permit and facilitate the appropriate tracking and calculation of all Royalty Payments amounts that may become due and owing under this Agreement (collectively, the “Post-Closing Payment Amounts”), and Buyer will, and will cause Elusys to, at all times maintain appropriate and necessary Books and Records in accordance with GAAP to evidence and account for, and to pay over, the Post-Closing Payment Amounts and the calculation of such amounts pursuant to this Agreement; and
(iii)	Buyer shall not, and shall cause Elusys not to, take any action, or fail to take any action, with the intention to reduce, or with the goal or purpose of reducing, any Post-Closing Payment Amount. Without limiting the foregoing, Buyer shall not take, and shall ensure that Elusys does not take any action or fail to take any action with the goal of (A) delaying the execution of a Contract for the sale or distribution of ANTHIM®, or otherwise delay the occurrence of a Royalty Payment, or (B) decreasing or delaying the Revenues Derived By Buyer, so as to minimize, reduce or eliminate any Post-Closing Payment Amount.
(c)	Further, from and after the Closing and for so long as any Royalty Payments may occur pursuant to the terms of this Agreement:
(i)	Buyer shall use and shall cause Elusys, as applicable, to use Commercially Reasonable Efforts to maintain, finance, operate and promote ANTHIM®;
(ii)	Buyer shall not, and shall cause Elusys not to, directly or indirectly, sell, transfer or assign the Business, Elusys, or the equity of any entity or any material assets used or held for use in the operation of, or otherwise related to, the Business or Elusys (whether by merger, sale of stock, sale of assets or otherwise) unless (i) the purchaser, transferee or assignee of such assets expressly agrees to assume the Royalty Payments and (ii) Seller provides express, written consent to such sale, transfer, or assignment (such consent not to be unreasonably withheld); and

(iii)	Buyer shall fulfill, and hereby agrees to be bound by, the terms and conditions set forth in the Elusys Merger Agreement with respect the maintenance and operation of the Business (as that term is defined in the Elusys Merger Agreement) (including without limitation Sections 5.2, 5.4, and 12.1 of the Elusys Merger Agreement) for the benefit of the Stockholders (as that term is defined in the Elusys Merger Agreement).
(d)	Commencing from and after the first anniversary of the Closing Date, if Seller proposes to register any of its Common Stock under the Securities Act of 1933, as amended, in connection with the public offering of such securities solely for cash, Seller shall, at such time, promptly give Buyer notice of such registration. Buyer shall have the right to request that Seller include the Conversion Shares as part of any other registration of securities filed by Seller (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form); provided, however, that if, solely in connection with any primary underwritten public offering for the account of Seller, the managing underwriter(s) thereof shall, in its or their reasonable discretion, impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then Seller shall be obligated to include in such registration statement only such limited portion of the Conversion Shares with respect to which Buyer requested inclusion hereunder as the underwriter(s) shall reasonably permit. Upon the request of Buyer given within ten (10) days after such notice is given by Seller, Seller shall, subject to the provisions of this Agreement, use reasonable efforts to cause to be registered all of the Conversion Shares that Buyer has requested to be included in such registration. Seller shall not be required to include any Conversion Shares in any underwritten offering unless the Buyer accepts the terms of such underwriting as agreed between Seller and the underwriter(s) and executes any documents as may be reasonably requested by the underwriter(s).
(e)	Seller shall bear all fees and expenses attendant to registering the Conversion Shares pursuant to Section 6.5(d) above, but Buyer shall pay any and all underwriting commissions and the expenses of any legal counsel selected by Buyer to represent it in connection with the sale of the Conversion Shares. In the event of such a proposed registration, Seller shall furnish Buyer with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to Buyer shall continue to be given for each registration statement filed by Seller until such time as all of the Conversion Shares have been sold by Buyer. Buyer shall exercise the “piggy-back” registration rights provided for herein by giving written notice within ten (10) days of the receipt of Seller’s notice of its intention to file a registration statement.

ARTICLE VII
TERMINATION
Section 7.1Termination. This Agreement may be terminated at any time prior to the Closing:
(a)	by the written consent of Buyer and Seller;
(b)	by either Buyer or Seller, if:
(i)	the Closing shall not have occurred on or before thirty-two (32) days following the date of this Agreement (the “Outside Date”); provided, however, that if the condition set forth in Section 6.1(d) hereof has not been satisfied on or before thirty-two (32) days following the date of this Agreement, the “Outside Date” shall be such later date; provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose failure to perform and comply with any covenant, agreement or obligation contained in this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;
(ii)	if any Legal Restraint having the effect of restraining, enjoining or otherwise preventing the consummation of the transactions contemplated by this Agreement shall be in effect and shall have become final and non-appealable; or
(iii)	the other Party shall have breached or failed to perform any of its representations, warranties, covenants, agreements or obligations contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) or in Section 6.3(a) or Section 6.3(b), as applicable, and (B) cannot be cured by the Outside Date or, if capable of being cured by the Outside Date, has not been cured prior to the date that is 15 days from the date that such other Party receives written notice of such breach or failure to perform.
Section 7.2Notice of Termination. In the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, written notice of such termination shall be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.
Section 7.3Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability or obligation on the part of any Party, other than the provisions of Section 5.4, this Section 7.3 and Article VIII, which shall survive any such termination; provided that no such termination shall relieve any Party from liability for damages to another Party that accrue prior to such termination resulting from fraud or an intentional and knowing breach by a Party of any of its representations, warranties, covenants, agreements, obligations or undertakings set forth in this Agreement.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1Survival; Waiver of Claims; Limitation of Damages; Indemnification.
(a)	Survival. None of Seller’s representations, warranties, covenants, agreements and obligations in this Agreement shall survive beyond the Closing; provided that this Section 8.1 shall not limit any covenant, agreement or obligation contained in this Agreement that by its terms applies in whole or in part after the Closing, and the representations, warranties, covenants, agreements and obligations of Buyer in this Agreement shall survive the Closing until all of Buyer’s obligations under this Agreement have been fully satisfied and Seller shall be able to make a claim or commence an Action for any breaches by Buyer of such representations, warranties, covenants, agreements, and obligations.
(b)	Waiver of Claims. IF THE CLOSING OCCURS, BUYER SHALL BE DEEMED TO HAVE WAIVED, AND HEREBY WAIVES, IN FULL ANY BREACH AND CLAIMS ARISING THEREFROM, OF ANY SELLER’S REPRESENTATIONS OR WARRANTIES, WHETHER OR NOT BUYER IS AWARE OF, OR BECOMES AWARE OF, SUCH BREACH BEFORE, AT OR AFTER THE CLOSING.
(c)	Limitation of Liability. NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, IF THE CLOSING OCCURS, IN NO EVENT SHALL SELLER’S AGGREGATE LIABILITY FOR LOSSES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER RELATING TO A BREACH OF A REPRESENTATION AND WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT AND WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAWS OR OTHERWISE, EXCEED ONE HUNDRED THOUSAND DOLLARS ($100,000.00) (“SELLER’S LIABILITY CAP”); PROVIDED, HOWEVER, THAT, SUCH LIMITATION ON LIABILITY SHALL NOT APPLY TO ANY SUCH LOSSES RESULTING FROM, ARISING OUT OF OR RELATING TO SECTION 5.5(g) (TAX INDEMNIFICATION) OR ANY FEES AND EXPENSES OWED TO ANY PERSON WHO HAS ACTED, DIRECTLY OR INDIRECTLY, AS A BROKER, FINDER OR FINANCIAL ADVISOR TO SELLERS IN CONNECTION WITH THE TRANSACTIONS (WHICH LOSSES SHALL BE LIMITED TO THE ACTUAL DOLLAR AMOUNT OF SUCH FEES AND EXPENSES). THE PARTIES AGREE THAT SELLER’S

LIABILITY CAP IS AN AMOUNT THAT IS REASONABLE IN LIGHT OF THE ANTICIPATED OR ACTUAL HARM CAUSED BY ANY SUCH BREACH CONTEMPLATED ABOVE, THE DIFFICULTIES OF PROOF OF LOSS ARISING FROM SUCH BREACH, AND THE INCONVENIENCE OR INFEASIBILITY OF OTHERWISE OBTAINING AN ADEQUATE REMEDY FOR SUCH BREACH.
(d)	Limitation of Damages. NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES (INCLUDING LOSS OF REVENUE, INCOME OR PROFITS BUT ONLY TO THE EXTENT THE SAME ARE NOT DIRECT DAMAGES), DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY OF ANY OTHER PARTY OR ANY OF SUCH PARTY’S AFFILIATES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE; PROVIDED, HOWEVER, THAT SUCH LIMITATIONS SHALL NOT LIMIT ANY PARTY’S RIGHT TO RECOVER CONTRACT DAMAGES IN CONNECTION WITH THE OTHER PARTY’S FAILURE TO CLOSE IN VIOLATION OF THIS AGREEMENT.
(e)	Indemnification. Buyer shall indemnify, defend, and hold harmless Seller and its Affiliates and their respective partners managers, members, directors, officers, shareholders, Representatives, agents, employees, successors and assigns (collectively the “Seller Indemnified Parties”) from and against any and all Losses suffered, sustained or incurred by any Seller Indemnified Party to the extent based upon, relating to, with respect to, arising or resulting from or in connection with, or alleged to result from, arise out of or in connection with any breach, non-performance or non-fulfilment of any covenant, restriction or agreement made, or required to be performed, by Seller in the Elusys Merger Agreement for any alleged action or omission (i) undertaken in connection with this Agreement or the transactions contemplated hereby or (ii) otherwise occurring on and after the date of this Agreement.
Section 8.2Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and have together drafted this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
Section 8.3Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by electronic transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows (or at such other address for a Party as shall be specified by like notice):

if to Buyer, to:

Elusys Holdings Inc.

7700 Congress Avenue, Suite 2207

Boca Raton, FL 33487

Attention: Jeff Wolf

with copies (which shall not constitute notice) to:

Thompson Hine LLP

300 Madison Avenue, 27th Floor

New York, New York 10017-6232

Attention: Faith Charles, Esq.

Email: ####

if to Seller, to:

NightHawk Biosciences, Inc.

627 Davis Drive, Suite 300

Morrisville, North Carolina 27560

Attention: William Ostrander

Email: ####

with copies (which shall not constitute notice) to:

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Leslie Marlow, Esq.

Email: ####

Richards, Layton & Finger, P.A.

920 N. King St., 10th Floor

Wilmington, Delaware 19102

Attention: Michael D. Allen, Esq.

Email: ####

provided that any notice received at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

Section 8.4Consents and Approvals. For any matter under this Agreement requiring the consent or approval of either Party to be valid and binding on the Party, such consent or approval must be in writing.
Section 8.5Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.
Section 8.6Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Related Documents constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and the other Related Documents. This Agreement is for the sole benefit of the Parties and is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies.
Section 8.7Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by either of the Parties without the prior written consent of the other Party, and any assignment without such consent shall be null and void, except that Buyer may assign any or all of its rights and obligations under this Agreement to any of its Affiliates without the consent of Seller.
Section 8.8GOVERNING LAW. THIS AGREEMENT AND ALL ACTIONS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
Section 8.9Enforcement.
(a)	All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or in the event, but only in the event, that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or the United States District Court for the District of Delaware and the appellate court(s) therefrom). The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or in the event, but only in the event, that if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the

Superior Court of the State of Delaware (Complex Commercial Division) or the United States District Court for the District of Delaware and the appellate court(s) therefrom) for the purpose of any Action arising out of or relating to this Agreement or the transactions brought by any party hereto, (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by the above-named courts, and (c) agree that such party will not bring any Action arising out of or relating to this Agreement in any court other than the Court of Chancery of the State of Delaware (or in the event, but only in the event, that if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or the United States District Court for the District of Delaware and the appellate court(s) therefrom). Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.3 shall be deemed effective service of process on such party.
(b)	EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY. Each Party (i) certifies that no Representative, agent or attorney of the other Party has represented, expressly or otherwise, that such Party would not, in the event of any Action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Party has been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.9(b).
(c)	The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts named in Section 8.9(a), this being in addition to any other remedy to which they are entitled at law or in equity and as further set forth in this Section 8.9.
Section 8.10Severability. If any term or other provision of this Agreement or any Related Document is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement or such Related Document shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement or such Related Document so as to effect the original intent of the

Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 8.11Amendment; Waiver. No modification, amendment or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party against whom enforcement of any such modification, amendment or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of either Party, shall be deemed to constitute a waiver by the Party taking such action of compliance by the other Party with any representation, warranty, covenant, agreement or obligation contained herein. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Neither the failure of either Party to enforce, nor the delay of either Party in enforcing, any condition or part of this Agreement at any time shall be construed as a waiver of that condition or part or forfeit any rights to future enforcement thereof.
Section 8.12Non-Recourse. No past, present or future director, officer, employee, agent, advisor, incorporator, member, manager, partner, creditor, stockholder, interest holder or other non-Seller Affiliate of Seller shall have any liability for any obligations or liabilities of Seller under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

SELLER:

NIGHTHAWK BIOSCIENCES, INC.

By:	/s/ William Ostrander
William Ostrander
Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

BUYER:

ELUSYS HOLDINGS INC.

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
President